UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Integrated Device Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458118106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,253,224
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,253,224
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,253,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,907,974
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,907,974
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,150,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,150,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,150,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,150,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 458118106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,150,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 458118106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Over the past week, Starboard and the Issuer have been engaged in discussions in furtherance of reaching an agreement relating to the composition of the Board of Directors of the Issuer (the “Board”), certain matters related to the 2012 annual meeting of stockholders of the Issuer (the “2012 Annual Meeting”) and certain other matters.  In light of the Issuer’s nomination deadline of June 17, 2012 and in order to preserve its rights to nominate a slate of directors at the 2012 Annual Meeting in the event that the parties for whatever reason could not finalize such an agreement, Starboard delivered a nomination letter to the Issuer on June 15, 2012 nominating director candidates for election at the 2012 Annual Meeting.

On June 19, 2012, Starboard and the Issuer entered into the Settlement Agreement. The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed: (i) to immediately increase the size of the Board from seven (7) to nine (9) members; (ii) to appoint Peter A. Feld and Jeffrey S. McCreary (the “New Appointees”) to the Board immediately; (iii) to nominate the New Appointees for election to the Board at the 2012 Annual Meeting; (iv) that the Issuer will recommend, support and solicit proxies for the election of the New Appointees at the 2012 Annual Meeting in the same manner as for the Issuer’s other nominees who are up for election at the 2012 Annual Meeting; (v) that the Board and all applicable committees of the Board will nominate no more than nine (9) members for election to the Board at the 2012 Annual Meeting, inclusive of the New Appointees; (vi) to consider the New Appointees for Board committee appointment in connection with the Board’s annual review of committee composition; and (vii) to appoint Mr. Feld to the Nominating & Governance Committee concurrent with his appointment to the Board.

The Issuer further agreed to work to identify an additional director candidate who will be independent under NASDAQ listing standards and will have relevant financial and business experience (the “Additional Appointee”) and will be unanimously approved by the Nominating & Governance Committee, of which Mr. Feld will be a member.  If the Issuer has identified such an Additional Appointee before the mailing of the Issuer’s definitive proxy statement for the 2012 Annual Meeting, then the Additional Appointee will be nominated for election to the Board at the 2012 Annual Meeting and, if not, then the Issuer will nominate no more than eight (8) nominees to the Board at the 2012 Annual Meeting and will continue to work towards identifying and approving an Additional Appointee after the 2012 Annual Meeting.

The Issuer also agreed that if either of the New Appointees is unable to serve, resigns or is removed prior to the 2013 annual meeting of stockholders of the Issuer (the “2013 Annual Meeting”) and Starboard owns in the aggregate at least the lesser of 3.0% of the Issuer’s then outstanding Shares and 4,268,157 Shares, Starboard shall have the right to recommend a substitute director(s) who, if substituting for Mr. McCreary, will be independent under NASDAQ listing standards, and in each case will have relevant financial and business experience and will be subject to the approval of the Nominating & Governance Committee, which approval shall not be unreasonably withheld.  Starboard shall have the right to recommend additional substitute person(s) to the Nominating & Governance Committee and upon the acceptance of a replacement director(s) by the Nominating & Governance Committee the Board will appoint such replacement director(s) no later than five business days after the Nominating & Governance Committee’s recommendation.

CUSIP NO. 458118106

Pursuant to the terms of the Settlement Agreement, Starboard agreed, among other things, (i) to withdraw its nomination letter, dated June 15, 2012, nominating director candidates to be elected to the Board at the 2012 Annual Meeting; (ii) not to nominate any person for election at the 2012 Annual Meeting; (iii) not to submit any proposal for consideration at, or bring any other business before, the 2012 Annual Meeting, directly or indirectly; (iv) to vote all Shares beneficially owned by the Reporting Persons in favor of the election of each of the Issuer’s nominees; and (v) to vote all Shares beneficially owned by the Reporting Persons in favor of each proposal to come before the annual meeting, unless Institutional Shareholder Services Inc (“ISS”) recommends otherwise, in which case Starboard may vote all its Shares in accordance with ISS’ recommendation if, after discussing the proposals with the Issuer in good faith, Starboard subsequently decides to follow the ISS recommendation rather than the Board’s recommendation.  Starboard further agreed to obtain an irrevocable resignation letter from Mr. Feld pursuant to which he will resign from the Board and any applicable committees if at any time prior to the conclusion of the 2013 Annual Meeting Starboard’s aggregate beneficial ownership of the Shares decreases to less that the lesser of 3.0% of the Issuer’s Shares or 4,268,157 Shares.

In addition, Starboard agreed, from the date of the Settlement Agreement through the earlier of (a) fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2013 annual meeting of stockholders and (b) one-hundred (100) days prior to the first anniversary of the 2012 Annual Meeting, neither it nor any of its Affiliates or Associates (as defined in the Settlement Agreement) under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner: (i) control, seek to control or seek representation on the Board; (ii) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of proxies or consents; (iii) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Issuer at any annual or special meeting of stockholders; (iv) seek or encourage any person to submit nominations in furtherance of a “contested solicitation,” or take other action, for the election or removal of directors with respect to the Company; (v) (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Issuer, (B) make any offer or proposal with respect to a merger, acquisition, disposition or other business combination involving Starboard and the Issuer, or encourage, initiate or support any other third party in any such related activity or (C) make any public communication in opposition to any Issuer acquisition or disposition activity approved by the Board;  (vi)  form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Shares; (vii) deposit any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting of any Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard; or (viii)  make any request or submit any proposal to amend the terms of the Settlement Agreement other than through non-public communications with the Issuer that would not be reasonably determined to trigger public disclosure obligations for Starboard or the Issuer.

The Issuer and Starboard have jointly issued a mutually agreeable press release to announce they have reached a Settlement Agreement (the “Mutual Press Release”).  In the Mutual Press Release, the Issuer also announced it has set non-GAAP pre-tax operating margin targets for fiscal year 2013 and fiscal year 2014.  Specifically, the Issuer stated (i) that for fiscal year 2013, it plans to meet or exceed its fiscal year 2012 non-GAAP pre-tax operating margins of 11.6% and expect margin improvement will accelerate during the latter half of the year and (ii) that for fiscal year 2014, the Issuer expects full year non-GAAP pre-tax operating margins in the high teens and by the end of fiscal year 2014, it expects to be on a run rate to exceed 20% non-GAAP pre-tax operating margins.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 19, 2012, Starboard and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Settlement Agreement, dated June 19, 2012.

CUSIP NO. 458118106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld